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                                                            EXHIBIT 23.1.2

AEX-Effectenbeurs nv

P.O. Box 19163

1000 GD Amsterdam

The Netherlands

Dear Sirs:

As independent public accountants with respect to Chicago Bridge & Iron Company N.V., we hereby consent to the use of our audit report, addressed to the shareholder of Chicago Bridge & Iron Company N.V. in respect of the December 31, 1996 balance sheet and to all references to our Firm in the form and context in which they are included in the Preliminary Prospectus on pages 86 and F-43 dated February 28, 1997.

It should be noted that we have not made an examination of any financial statements of Chicago Bridge & Iron Company N.V. as of any date or for any period subsequent to December 31, 1996, the date of the latest financial statements covered by our report.

Very truly yours,

/s/ Arthur Andersen & Co.

Amsterdam,

February 28, 1997